John A. Good PHONE: (901) 543-5901 FAX: (888) 543-4644 E-MAIL: jgood@bassberry.com	The Tower at Peabody Place 100 Peabody Place, Suite 900 Memphis, TN 38103-3672 (901) 543-5900

January 30, 2012

Edward P. Bartz

Staff Attorney

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	HMS Income Fund, Inc.

Registration Statement on Form N-2

Filed December 16, 2011

File No. 333-178548

Dear Mr. Bartz:

As counsel to HMS Income Fund, Inc., a Maryland corporation (the “Fund”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the Fund’s Registration Statement on Form N-2 (File No. 333-178548) (the “Registration Statement”) and the Fund’s responses to the comments of the Staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated January 13, 2012.

For convenience of reference, each Staff comment in your January 13, 2012 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Fund.

We are providing to you a courtesy copy of this letter and a courtesy copy of Amendment No. 1 filed by the Fund on the date hereof, which has been marked to reflect changes made to the initial Registration Statement filed with the Commission on December 16, 2011 (the “Blackline”). The changes reflected in Amendment No. 1 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. All page references in our responses are to the pages of the Blackline. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

PROSPECTUS

Front Cover

Comment 1: The first paragraph on the Front Cover states that the Fund’s investment objective is to generate both current income and the potential for long-term capital appreciation. Since the name of the Fund is the HMS Income Fund, please revise this disclosure to clarify that the generation of income is the Fund’s primary investment objective. See Section 35(d) of the Investment Company Act of 1940 (the “1940 Act”).

January 30, 2012

Response 1:

In response to the Staff’s comment, the Fund has revised its investment objective on the front cover and pages 5, 56, 67 and 71 to clarify that the generation of income is the Fund’s primary investment objective.

Comment 2: Disclosure in the second paragraph states that, immediately prior to the commencement of the offering, the Fund will acquire through a merger HMS Income LLC, which owns the Fund’s initial portfolio, in exchange for shares of common stock of the Fund to be issued to an affiliate of Hines Interests Limited Partnership and an unaffiliated investor who are the members of HMS Income LLC. Elsewhere in the registration statement (page 2), it is disclosed that the initial portfolio was purchased from Main Street, which is the sub-advisor to the Fund. Please provide an analysis of these transactions under Section 57 of the 1940 Act, including a discussion of whether an exemption from the provisions of this Section is necessary. Additionally, please file the merger agreement as an exhibit to the registration statement. See Item 25.2.k of Form N-2 (copies of material contracts that are to be performed in whole or in part at or after the date of the filing of the registration statement).

Response 2:

We believe that the transactions referred to in your comment do not implicate Section 57 of the 1940 Act. While the Fund has filed a registration statement on Form N-2, it has not yet elected to be regulated as a BDC under the 1940 Act by filing Form N-54A. Until the Fund files its election on Form N-54A, it is not subject to Sections 55 through 65 of the 1940 Act.

Moreover, the Fund filed on Form N-6F a Notice of Intent to be Subject to Sections 55 through 65 of the Investment Company Act of 1940 (“Form N-6F”). Because it filed Form N-6F, the Fund is not required to have filed its election to be regulated as a BDC at the time it filed its registration statement on Form N-2. Also, by filing Form N-6F, the Fund is eligible to rely on Section 6(f) of the 1940 Act.

HMS Income LLC is not an investment company by reason of Section 3(c)(1) of the 1940 Act. In addition, at the time of the sale of the initial portfolio to HMS Income LLC, Main Street was not an investment sub-adviser to HMS Income LLC or the Fund. For those reasons, we believe the initial purchase transaction by HMS Income LLC from Main Street was not subject to Section 57 of the 1940 Act.

The definitive merger agreement pursuant to which HMS Income LLC will merge into the Fund will be entered into prior to the filing of the Fund’s BDC election on Form N-54A. Moreover, the merger will be consummated before the filing of such BDC election and prior to effectiveness of the registration statement on Form N-2. Because all these transactions will close before the filing of the BDC election, the execution of the merger agreement and consummation of the merger are not subject to Section 57 of the 1940 Act.

January 30, 2012

Comment 3: Please disclose the procedures to be used for valuing the initial portfolio that will be acquired by the Fund through the merger. In addition, please inform us in your response whether a properly-constituted board (with a majority of non-interested members) will pass on the valuation of the initial portfolio.

Response 3:

As disclosed in the Registration Statement, HMS Income LLC purchased the securities comprising the initial portfolio from Main Street at the proportional face amount or par value for customized lower middle market securities and at Main Street’s amortized cost for over-the-counter debt securities, which HMS Income LLC and Main Street agreed reasonably represented the fair value of the assets at the time of the transaction. Prior to the consummation of the merger, a properly-constituted board of directors (which will consist of a majority of non-interested members) will, in accordance with the valuation procedures set forth in the prospectus, determine the valuation of the initial portfolio.

The merger agreement provides that within 48 hours prior to consummation of the merger the board of directors of the Fund will determine the net asset value of HMS Income LLC. The merger agreement provides that the units of membership interest in HMS Income LLC will be converted by means of the merger into that number of shares of common stock of the Fund determined by dividing the net asset value of HMS Income LLC (determined as described in the preceding sentence) by $9.00 (based on the $10.00 per share initial offering price of the common stock of the Fund as stated on the cover page of the prospectus less the $1.00 combined selling commission and dealer manager fee as set forth on the cover page). By utilizing this method for determining the rate of conversion of units of membership interest in HMS Income LLC into shares of common stock of the Fund, the initial offering price for the common stock at the time the offering commences (the time of effectiveness of the Registration Statement) less selling commissions and dealer manager fees will be equal to the net asset value per share as determined within 48 hours prior to issuance of shares of common stock by the board of directors of the Fund. The merger will be consummated before the Fund’s election to be treated as a BDC and effectiveness of the Registration Statement. We have revised the prospectus to describe the formula under the merger agreement for converting units of membership interest in HMS Income LLC into shares of common stock of the Fund and to disclose that the net asset value will be determined by the board of directors of the Fund. The revision is contained on the cover page of the prospectus and on pages 2, 27, 55, 59 and F-4.

Comment 4: Footnote (2) to the table refers to the estimated 1.5% in offering expenses “we would incur” in connection with this offering. Since all offering expenses are paid either directly or indirectly by shareholders, please revise the footnote by eliminating the term “we” when referring to the payment of these expenses.

Response 4:

In response to the Staff’s comment, the Fund has revised footnote (2) to the table on the front cover of the prospectus.

Prospectus Summary – The Company (Page 2)

Comment 5: The third paragraph of this section discusses the initial portfolio that the Fund will acquire. For each investment in the initial portfolio, please disclose, either within the description of the securities in the Schedule of Investments or as a narrative, the following information for the past three years:

January 30, 2012

•	Whether the investment is on partial or non-accrual of income;

•	if the security is on partial or non-accrual of income, a full description of the reasons why income is not being accrued at the full coupon rate;

•	whether there has been a material change to the creditworthiness of the borrower;

•	whether the type of income being accrued is cash, non-cash (original issue discount or payment in kind), or a combination of types; and

•	whether the investment has been restructured in any way since its initial offering, such as a change in interest rate, maturity date, or type of interest.

Response 5:

The Fund respectfully submits that HMS Income LLC acquired the initial portfolio from Main Street on December 12, 2011. As part of its due diligence process, HMS Income LLC conducted a review of the investments comprising the initial portfolio and concluded that the investments in the initial portfolio were of such quality and type that made the acquisition of such investments advisable. As disclosed in the Registration Statement, the Fund will be the successor to the initial portfolio upon the consummation of the merger transaction, which will occur immediately prior to the Fund’s electing to be treated as a BDC and the Commission declaring the Registration Statement effective. Prior to the consummation of the merger transaction, the Fund’s board of directors will determine the value of the initial portfolio in accordance with the procedure set forth in Response 3 above.

Because the Fund will not succeed to the initial portfolio until the consummation of the merger transaction, the Fund respectfully submits that it is not appropriate to include within the Prospectus Summary the information set forth in the Staff’s comment with respect to the investments in the initial portfolio for the past three years. The fact that for the majority of this three-year period neither the Fund nor HMS Income LLC owned the investments in the initial portfolio makes the inclusion of such information within the Prospectus Summary inappropriate and potentially confusing to investors. The Fund does acknowledge that all of the investments in the initial portfolio are currently performing and are on accrual status. In addition, much of the requested information with respect to our portfolio will be included in our prospectus, public reports and financial statements (e.g., non-cash income in our statements of cash flows, payment in kind interest in our schedules of investments and disclosure with respect to investments on non-accrual status).

Comment 6: Please include an audited Special Purpose Schedule of Investments (based on AU 623 Special Purpose Financial Presentations) in the prospectus.

Response 6:

The Fund’s independent registered public accounting firm is in the process of auditing the financial statements of HMS Income LLC for the period from inception to December 31, 2011. Upon completion of the audit, an audited Special Purpose Schedule of Investments, if applicable, will be included by means of a pre-effective amendment to the Registration Statement.

January 30, 2012

Prospectus Summary – Risk Factors (Page 3)

Comment 7: The eleventh bullet point in this section describes the types of investments in which the Fund will invest. Please provide the Fund’s policies with regard to the credit rating and maturities of its debt securities. Additionally, please include the term “junk bonds” to refer to debt securities rated below investment grade, and describe the speculative nature of these types of investments.

Response 7:

The Fund does not currently have any policies with regard to the credit ratings and maturities of its debt investments. However, in response to the Staff’s comment, the Fund has revised the Form N-2 to disclose its general expectations with respect to the credit ratings (within the eleventh bullet point in the Prospectus Summary and on page 39 of the prospectus) and maturities (on page 75 of the prospectus) of its debt securities. Additionally, the Fund has included the term “junk” to refer to debt securities below investment grade (which debt securities are generally credit facilities, and not bonds), and it has described the speculative nature of these types of investments within the eleventh bullet point in the Prospectus Summary and on page 38 of the prospectus.

Prospectus Summary – Share Repurchase Program (Page 12)

Comment 8: This section states that, “[b]eginning 12 months after holding our initial closing, we intend to commence a share repurchase program pursuant to which we will conduct quarterly share repurchases to allow our stockholders to sell their shares back to us.” (Emphasis added.) Please revise the above disclosure to state that there is no assurance the Fund’s board will decide to conduct a share repurchase, and that it will be conducted only when the board determines it is in the best interest of the Fund to repurchase shares.

Response 8:

In response to the Staff’s comment, the Fund has revised the disclosure in question to provide as follows (the revised language is underlined):

“[b]eginning 12 months after holding our initial closing, we intend to commence a share repurchase program pursuant to which we intend to conduct quarterly share repurchases to allow our stockholders to sell their shares back to us.”

Furthermore, in response to the Staff’s comment, the Fund has included disclosure providing that there is no assurance that the Fund’s board of directors will decide to conduct a share repurchase and that a share repurchase will only be conducted when the Fund’s board of directors determines it is in the best interests of the Fund to repurchase shares. This disclosure is contained on pages 12 to 13 and 140 of the prospectus.

Comment 9: Please revise the disclosure in this section in accordance with the guidance on issuer repurchases set forth in Guide 2 to Form N-2.

January 30, 2012

Response 9:

In response to the Staff’s comment, the Fund has added additional disclosure to its description of the Fund’s share repurchase program in accordance with the guidance on issuer repurchases set forth in Guide 2 to Form N-2. The additional disclosure is provided on pages 13 and 140 of the prospectus.

Comment 10: The first paragraph in this section states that the repurchase price per share to be paid by the Fund to the stockholder will be equal to the net asset value per share of the shares as disclosed in the Fund’s most recent periodic report filed with the SEC. This may result in the Fund repurchasing shares at a net asset value that is several months old, and significantly higher than the actual current net asset value of Fund shares. Please explain to us why it is appropriate for shareholders who do not participate in the share repurchase to have the Fund repurchase shares at a significant premium to their current net asset value.

Response 10:

In response to the Staff’s comment, the Fund has revised the share repurchase program such that the repurchase price per share to be paid by the Fund to a stockholder seeking to sell shares back to the Fund will be equal to the then-current sales price to the public net of the sales load. Additionally, the Fund has revised the share repurchase program such that in the event of death or disability of a stockholder, the repurchase price per share paid by the Fund to the stockholder or the stockholder’s estate, as applicable, will be equal to the then-current sales price to the public net of the sales load. These revisions should prevent stockholders who do not participate in the share repurchase program from having the Fund repurchase shares at a significant premium to their current net asset value. The aforementioned revisions to the share repurchase program are disclosed on pages 12, 13, 109, 110, 139 and 140 of the prospectus.

Prospectus Summary – Investment Advisory Fees (Page 13)

Comment 11: The first paragraph of this section states that the Fund’s management fee will be calculated at an annual rate of 2.0% of average gross assets. Please also provide the management fee as a percentage of average net assets. See Instruction 1 to Item 9.b(3) of Form N-2.

Response 11:

In response to the Staff’s comment, the Fund has provided the management fee as a percentage of average net assets in the Prospectus Summary on page 14.

Comment 12: The fourth paragraph of this section states that the Adviser will be entitled to a subordinated liquidation incentive fee equal to 20% of the net proceeds from the liquidation of the Fund in excess of adjusted capital. Please disclose why the subordinated liquidation incentive fee is necessary and why the additional services, if any, are not already compensated by the three other fees included in the Advisory Agreement. In addition, please explain to us why the fee does not create a conflict of interest for the Adviser, in that it may provide an incentive to liquidate the Fund. Also, please explain to us how this subordinated liquidation incentive fee is consistent with Section 205 of the Investment Advisers Act. We may have additional comments after the Fund files the Advisory Agreement as an exhibit to this registration statement.

January 30, 2012

Response 12:

The Fund respectfully submits that the liquidation incentive fee is not covered by the other incentive fees because it is only triggered upon the liquidation of the Fund. While the incentive fee on capital gains is an incentive fee payable to the Adviser based on capital gains earned on liquidated investments from the portfolio during operations and prior to any liquidation of the Fund, the liquidation incentive fee is specifically designed to cover the capital gains earned in connection with a liquidation of the Fund and is calculated based upon the net proceeds from liquidation of the Fund remaining after investors have received distributions of net proceeds from liquidation of the Fund equal to adjusted capital (as defined in the Registration Statement) as calculated immediately prior to liquidation. Furthermore, in order to clarify the events in which the liquidation incentive fee may be payable, the Registration Statement provides that, for purposes of the computation of the liquidation incentive fee, liquidation will include any merger of the Fund with another entity or the acquisition of substantially all of the Fund’s stock or assets in a single or series of related transactions.

The Fund respectfully submits that the liquidation incentive fee is consistent with Section 205 of the Advisers Act because the liquidation incentive fee is subject to the 20% cap on capital gains, as the Registration Statement explicitly provides that in no event will the liquidation incentive fee plus the cumulative incentive fees on capital gains during operations paid by the Fund exceed 20.0% of the cumulative realized capital gains of the Fund (including capital gains realized upon any liquidation, including a merger or sale of substantially all of our stock or assets) over the life of the Fund, computed net of all realized capital losses and unrealized capital depreciation.

Forms of the investment advisory and administrative services agreement and sub-advisory agreement are included as exhibits to the Registration Statement.

Prospectus Summary – Distributions (Page 15)

Comment 13: This section states that a portion of the Fund’s distributions may represent a return of capital to the Fund’s investors. Please discuss the short term and long term tax implications for investors of distributions of a return of capital.

Response 13:

In response to the Staff’s comment, the Fund has revised the disclosure on page 16 of the Prospectus Summary and pages 54 and 60 of the prospectus to discuss the short term and long term tax implications for investors of distributions of a return of capital.

Fees and Expenses (Page 17)

Comment 14: The sales load to dealer manager caption reflects that 10% of the offering price will be paid to the dealer manager. Please confirm to us that the Fund’s FINRA examiner has determined that the Fund’s sales load should not be deemed to be excessive compensation.

Response 14:

The Fund respectfully submits that the dealer manager for the Fund will be coordinating FINRA’s review of the Registration Statement. In connection with such review, the Fund undertakes to confirm to the Staff when the designated FINRA examiner issues a no-objection letter regarding the compensation to be paid to FINRA members

January 30, 2012

participating in the offering. The Fund respectfully submits that the sales load disclosed in the table is typical for this type of offering and has been cleared by FINRA in connection with other offerings filed by public non-traded BDCs similar to the Fund. See, for example, the registration statement on Form N-2 for Corporate Capital Trust, Inc. (file no. 333-167730), the registration statement on Form N-2 for Keating Capital Inc. (file no. 333-157217), the registration statement on Form N-2 for FS Investment Corp. (file no. 333-174784) and the registration statement on Form N-2 for Business Development Corporation of America (file no. 333-166636).

Comment 15: The Example shows the expenses a shareholder would incur on an investment in the Fund of $2,500. Please revise the Example to show the expenses a shareholder would incur on a $1,000 investment in the Fund. See Item 3.1 of Form N-2.

Response 15:

In response to the Staff’s comment, the Fund has revised the example on page 17 of the prospectus to show the expenses a shareholder would incur on a $1,000 investment in the Fund. The Fund respectfully notes, however, that the minimum investment in the Fund remains $2,500.

Comment 16: Footnote (2) to the table provides that the Adviser will be responsible for the payment of organization and offering expenses to the extent they exceed 1.5% of the aggregate gross proceeds from offerings of common stock during the offering period. Please include in footnote (2) an estimate of the following:

•	the size of the offering in dollars and shares;

•	the total offering costs in dollars and costs per share;

•	the offering costs expected to be paid by the Adviser in dollars and costs per share; and

•	the offering costs expected to be paid by the Fund in costs per share.

Response 16:

In response to the Staff’s comment, the Fund has revised Footnote (2) of the fees and expenses table on page 18 of the prospectus.

Comment 17: Footnote (4) to the table states the amount of the Fund’s annual expenses is based on the assumption that the Fund will sell $150 million worth of its common stock in this offering. Please explain to us the basis for this estimate.

Response 17:

In response to the Staff’s comment, the Fund respectfully submits that its assumption that it will sell $150 million worth of common stock in the twelve months following the commencement of the offering is based upon the prior experience of the Fund’s Sponsor and the results of the capital raising efforts of the public programs previously sponsored by the Fund’s Sponsor. Additionally, the Fund respectfully submits that this assumption is consistent with other offerings filed by public non-traded BDCs similar to the Fund. See, for example, the registration statement on Form N-2 for Corporate

January 30, 2012

Capital Trust, Inc. (file no. 333-167730), the registration of Form N-2 for Sierra Income Corporation (file no. 333-175624) and the registration statement on Form N-2 for Business Development Corporation of America (file no. 333-166636). Furthermore, in light of the Staff’s comment, the Fund has revised footnote (4) to the fees and expenses table to clarify that the assumption pertains to the sale of $150 million worth of the Fund’s common stock in the twelve months following the commencement of the offering. The disclosure is contained on page 18 of the prospectus.

Risk Factors – Risks Relating to this offering and Our Common Stock – Certain provisions of our charter and bylaws as well as provisions of the Maryland General Corporation Law could deter takeover attempts and have an adverse impact on the value of our common stock. (Page 47)

Comment 18: Disclosure in the first paragraph of this section states that the Fund’s bylaws currently contain a provision exempting from the Maryland Control Share Acquisition Act (the “MCSAA”) any and all acquisitions of shares of the Fund’s stock, but that the Fund’s board may amend the bylaws to remove this exemption. The staff of the Division of Investment Management has taken the position that, if a business development company fails to opt-out of the MCSAA, its actions are inconsistent with Section 18(i) of the 1940 Act. See Boulder Total Return Fund, Inc. (SEC Staff No-Action Letter (Nov. 15, 2010))

http://www.sec.gov/divisions/investment/noaction/2010/bouldertotalreturn111510.htm ).

Please explain to us why amending the Fund’s bylaws to opt-in to the provisions of the MCSAA is consistent with the staff’s position.

Response 18:

In response to the Staff’s comment, the Fund has revised the disclosure regarding the Maryland Control Share Acquisition Act to provide that the Fund’s board of directors will amend the Fund’s bylaws to be subject to the Maryland Control Share Acquisition Act only if (i) the board of directors determines that such amendment would be in the Fund’s best interests and (ii) the Staff does not object to the Fund’s determination that opting in to the Maryland Control Share Acquisition Act does not conflict with the 1940 Act. Additionally, the Fund has included a disclosure pointing out that the Staff has issued informal guidance setting forth its position that certain provisions of the Maryland Control Share Acquisition Act would, if implemented, violate Section 18(i) of the 1940 Act. This disclosure is contained on pages 48 and 114 of the prospectus.

Management’s Discussion and Analysis of Financial Condition and Results of Operations and the Company’s Expected Operating Plans – Revenues (Page 56)

Comment 19: This section states that the Fund may generate revenue in the form of fees for providing managerial assistance in connection with its investments. In your response to this letter, please address the issue of whether it is appropriate for the managers of BDCs to obtain fee income for providing managerial assistance. The legislative history of the Small Business Investment Incentive Act of 1980 indicates that it was the intent of Congress to liberalize the treatment of venture capital investment companies to permit incentive compensation because of the managerial assistance such managers provided small businesses. BDC managers were permitted to receive incentive compensation in the form of an incentive fee (for external managers) or stock options (in the case of internal managers) to bring their expertise to fledgling or foundering companies. Please explain to us why it is appropriate for BDC managers or their affiliates to receive both incentive compensation and fees for providing the assistance that was the justification for allowance of incentive compensation in the first place.

January 30, 2012

Response 19:

In response to the Staff’s comment, the Fund acknowledges that, as an externally-managed BDC, it will not be directly providing any managerial assistance and will not, therefore, generate revenue in the form of fees for providing managerial assistance in connection with its investments. As such, the Fund has revised the disclosure on page 57 accordingly. Additionally, although the Fund does not anticipate that the Advisers or any third-party administrator will receive fees for providing managerial assistance on behalf of the Fund, the Fund is unaware of any applicable legal prohibition with respect to charging fees for providing managerial assistance to portfolio companies. Furthermore, because the Fund’s service providers may pass these costs on to the portfolio companies, the Fund’s stockholders are not penalized for the Advisers or any third-party administrator providing managerial assistance.

Management – Board of Directors and Executive Officers (Page 81)

Comment 20: Please disclose any directorships held by each of the Fund’s directors during the past five years. See Item 18.6(b) of Form N-2.

Response 20:

In response to the Staff’s comment, the Fund has reviewed the biographies of the directors on page 83 of the prospectus and has determined that no additional directorships for any of the Fund’s directors need to be disclosed for the past five years. When biographies for the independent directors are added to the prospectus, they will include any directorships held by such directors during the past five years.

Management – Corporate Leadership Structure (Page 83)

Comment 21: Please disclose in this section why the Fund has determined that its leadership structure is appropriate given the specific characteristics or circumstances of the Fund. See Item 18.5(a) of Form N-2.

Response 21:

In response to the Staff’s comment, the Fund has updated this section to include a disclosure regarding why the Fund has determined that its leadership structure is appropriate given the specific characteristics or circumstances of the Fund. This disclosure is contained on page 84 of the prospectus.

Investment Advisory and Administrative Services Agreement – Incentive Fees (Page 90)

Comment 22: The third paragraph of this section discusses the calculation of the subordinated incentive fee. Please provide a graphic presentation of the breakpoints related to this incentive fee in order to clarify the various hurdle points and rates.

January 30, 2012

Response 22:

In response to the Staff’s comment, the Fund has provided a graphic presentation of the breakpoints related to the subordinated incentive fee on page 91 of the prospectus in order to clarify the various hurdle points and rates.

Notes to Unaudited Financial Statements – Note 2 (Page F-6)

Comment 23: Organizational and Offering Costs. Disclosure in this section states that organizational and offering costs have been recorded as a reduction to additional paid in capital in the accompanying balance sheet. Since organization costs are expensed as incurred, please explain to us why these costs are recorded as a reduction of paid in capital. See FASB ASC 720-15-25-1. Additionally, please explain to us why a statement of operations is not included in the financial statements.

Response 23:

The Fund concurs that organizational costs are expensed as incurred and will be accounted for accordingly. The Fund’s independent registered public accounting firm is in the process of auditing the financial statements of HMS Income LLC for the period from inception to December 31, 2011. Upon completion of the audit, a complete set of audited financial statements, including the statement of operations, will be included by means of a pre-effective amendment to the Registration Statement.

Comment 24: The Notes to the Financial Statements do not include disclosure regarding material related party transactions. Please provide this disclosure, including identification of all advisory and sub-advisory agreements. See FASB ASC 850-10-50-1.

Response 24:

The Fund’s independent registered public accounting firm is in the process of auditing the financial statements of HMS Income LLC for the period from inception to December 31, 2011. Upon completion of the audit, the notes to the audited financial statement will include disclosure regarding material related party transactions, including identification of all advisory and sub-advisory agreements.

GENERAL COMMENTS

Comment 25: We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

Response 25:

The Fund acknowledges the Staff’s comment.

Comment 26: If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act of 1933 (the “Securities Act”), please identify the omitted information to us, preferably before filing the final pre-effective amendment.

January 30, 2012

Response 26:

The Fund acknowledges the Staff’s comment and will provide any such information supplementally prior to filing, if applicable.

Comment 27: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response 27:

In response to the Staff’s comment, the Fund expects to submit an exemptive application with the Commission in connection with potential co-investments with the Fund’s Sub-Adviser and/or its affiliates.

Comment 28: Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

Response 28:

The Fund acknowledges the Staff’s comment. The Fund believes that the proposed modifications to the Registration Statement in connection with Amendment No. 1, and the supplemental information contained herein, are responsive to the Staff’s Comment Letter.

Comment 29: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response 29:

The Fund acknowledges the Staff’s comment and confirms the following:

1.	The Fund is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission;

2.	The Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings; and

3.	The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

January 30, 2012

Should you have any questions, please contact me via phone at (901) 543-5901 or via email at jgood@bassberry.com.

Sincerely,

/s/ John A. Good

John A. Good